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                                                           OMB APPROVAL

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Principal Structure Fund, Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code):
11088Millpark Drive #128
Maryland Heights, MO 63043
Telephone Number (including area code): 800-881-3321
Name and address of agent for service of process:
Brian Southard
11088Millpark Drive #128
Maryland Heights, MO 63043


     Check one of the following:

[x] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed.

March 12, 2007

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: _______________________________________

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:______________________

The undersigned company certifies that it is a closed-end company organized under the laws of Nevada (state) and with its principal place of business in California (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

      Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Los Angeles and state of California on the 26th day of July, 2007.

[SEAL]
                                    Signature: Principal Structure Fund, Inc.
                                    (Name of Company)___________________________
                                    By Brian Southard
                                    (Name of director, officer, or general
                                    partner signing on behalf of the
                                    company)____________________________________
                                    Title CEO

Attest: Harold Gregg
      (Name)
Vice President and General Counsel
     (Title)

                           PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1937 (10-03)           CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                           UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                           CONTROL NUMBER.
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                           INSTRUCTIONS FOR FORM N-54A

Read instructions carefully before preparing the notification of election. A notification of election may be returned as not acceptable for filing unless it is prepared, executed, and filed substantially in accordance with these instructions. This form is not to be used as a blank form to be filled in, but only as a guide in the preparation of a notification of election. The form should be filed on paper 8 1/2 x 11 inches in size.

         (a) This form shall be used as the notification of election to be subject to sections 55 through 65 of the Act filed with the Commission pursuant to section 54(a) of the Act.

         (b)      Signature.

         An original and seven copies of each notification of election shall be filed. The seven copies of the notification of election may have facsimile or typed signatures. If the company is a business development company having a board of directors, the original notification of election shall be signed on behalf of the company by a director, officer, or trustee. If the company is a partnership, the original notification shall be signed by a general partner.

         (c)      Filing.

         The notification of election and all inquiries and communications with respect thereto shall be forwarded to the Securities and Exchange Commission, Washington, D.C. 20549.

         (d)      Fee.

         There is no fee charged for filing the notification of election.

         (e)      Rule 12g-2.

         Only companies with a class of equity securities that would have been required to be registered pursuant to section 12(g)(1) of the Securities Exchange Act of 1934 except for the exemption from registration under section 12(g)(2)(B), and that is held of record by at least 300 persons, may rely on rule 12g-2. All other companies must register a class of equity securities under section 12 of the Securities Exchange Act of 1934 before or simultaneously with the filing of this notification of election.

         (f)      Name.

         In selecting a name a company should consider the following: (a)
section 35(d) of the Act; (b) the current list of companies registered under the Act (in order to ascertain if the name is similar to that of any existing company); and (c) its corporate policies.

         (g)      SEC's Collection of Information.

         An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. The principal purpose of this collection of information is to notify the Commission that the undersigned business development company elects to be subject to the provisions of sections 55 through 65 of the Act. The commission estimates that the burden for completing the Form will be approximately 0.5 hours per filing. Any person may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. The responses to the collection of information will not be kept confidential.